Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PlantSnap, Inc.
473.5 WEST COLORADO AVE
Telluride, CO 81435
https://www.plantsnap.com

Up to $534,995.34 in Series B Common Stock at $35.86
Minimum Target Amount: $9,969.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PlantSnap, Inc.
Address: 473.5 WEST COLORADO AVE, Telluride, CO 81435
State of Incorporation: DE
Date Incorporated: June 16, 2016

Terms:

Equity

Offering Minimum: $9,969.08 | 278 shares of Series B Common Stock
Offering Maximum: $534,995.34 | 14,919 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $35.86
Minimum Investment Amount (per investor): $251.02

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Early Bird Perks

Friends Family and Fanatics Early Bird - Invest within first 24 hours and receive 10% bonus shares

Early Bird Bonus - invest in the next 48 hours and receive 5% bonus shares on your investment

Perks*

$250+ Free download of PlantSnap Pro + tree planted in your name

$2500+ Universal Smartphone Camera Lens Kit (+ previous perks)

$5000+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$10,000+ Free advertising campaign on Earth.com (+ previous perks)

$25,000+ Trip to Gardens by the Bay in Singapore -- The Disneyland of Botanical Gardens (+ previous perks)

$50,000+ Seat on the PlantSnap advisory board (+ previous perks)

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

PlantSnap will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $35.86 / share, you will receive 10 bonus Series B Common Stock, meaning you'll own 110 shares for $3,586.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PlantSnap is a mobile app that helps you identify plants, flowers, cacti, succulents and mushrooms in seconds with the click of a button. It's like having a botanist in your pocket! Most people are so busy they rarely take a moment to stop and smell the flowers. With over 20 million installs in 37 different languages, PlantSnap is currently used in over 200 countries and is THE go-to tool for gardeners, hikers, landscape designers, teachers, students, foragers, and anyone who enjoys nature and mother earth.

PlantSnap has over 620,000 plants and 250 million+ images in our database. PlantSnappers around the world snap over 500,000 photos per day, which we then use to retrain our proprietary, machine-learning algorithm every month...this means PlantSnap actually improves every month as we add to our photo database. As of September 2019, we have expanded our database to recognize 90% of all known plant and tree species, meaning that PlantSnap works everywhere on Earth. With the help of our citizen scientists and PlantSnappers around the world, PlantSnap will achieve our goal of mapping, cataloguing and evaluting the status of all known plants on the planet. At PlantSnap we're reigniting interest in the beauty and wonder of nature that surrounds us every day, while empowering scientists and nature enthusiasts alike with the technology to catalog their discoveries to help both current and future generations save plants and our environment.

PlantSnap is the most technologically advanced, comprehensive and accurate plant identification app ever created. It gives you a whole new way to explore the natural world in your everyday life.

PlantSnap is a simple way for everyone to play a role in protecting and saving the environment simply by snapping photos of plants. This allows us to map and track every plant on the planet and share this data with scientists.

PlantSnap's open source plant database features 600,000+ plants and 150 million+ plant images. The app recognizes nearly all species encountered in botanical gardens and is available in 37 languages. To date, there have been more than 25 million downloads.

Competitors and Industry

Competition

There are three apps on the market that will help you identify plants through crowdsourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. We don't consider this these types of apps to be "competition" since PlantSnap does not use crowd-sourcing.

There are 3 apps that use image recognition technology, similar to PlantSnap. One of these apps identifies roughly 5000 species in the U.S., one identifies 12,000 in France, and the other identies 25,000 spread across the world. A fourth uses image recognition, but it does not focus solely on plants, so their database is even more limited.

PlantSnap is pure image recognition -- take a photo, hit submit, and our machine-learning artificial intelligence algorithm tells you the name of the plant in a matter of seconds. Also, PlantSnap has over 600,000 (six hundred thousand) plants in our database. Because of this, and also due to the fact we translated our app into 37 languages, PlantSnap has roughly 90% of all known plants in our database, so it was built to work anywhere on Earth for anyone who speaks one of those 37 languages.

Current Stage and Roadmap

PlantSnap launched in July 2017 with two paid apps -- one Android and one iOS. It was initially trained to work solely in the U.S. with 52,000 species of plants, English-language only. It was sold for a one-time fee of $3.99. In early 2018, we expanded our database to over 300,000 plants so that it would work in most countries on Earth, but only still for English-speaking users.

In July 2018, we released a third app, PlantSnap Android Freemium, which would allow Android users to use PlantSnap for free and view ads inside the app rather than pay the fee. If they did not want to view ads, they could also upgrade to a monthly, yearly, or lifetime subscription. At the same time, we translated both the iOS Pro app, the Android pro app and the Android freemium app into 37 languages, while also expanding our database to include over 500,000 plants. PlantSnap was then a truly "global" app, working for most plant species in all countries on Earth for anyone speaking one of our 37 language translations.

Finally, in March 2019, we launched our fourth app, PlantSnap iOS Freemium. This allowed iOS users to use PlantSnap for free and view ads inside the app rather than pay the fee. If they did not want to view ads, they could also upgrade to a monthly, yearly, or lifetime subscription.

We now have 4 apps in the marketplace...PlantSnap Pro for Android and iOS, and PlantSnap freemium for Android and iOS. Combined, we surpassed 30 million installs in September 2019 across all 4 of these apps. As a result, PlantSnap has transitioned from a single payment business model (i.e. paid download) into a freemium business model that provides recurring revenue every month from subscriptions and from advertisements shown every time a person uses the app. We feel that this recurring revenue model is a much better choice for the long-term success of PlantSnap than was the one-time-payment model that we began with in July 2017.

In the winter of 2019, PlantSnap formed partnerships with The American Public Gardens Association (APGA www.publicgardens.org) and the Botanical Gardens Conservation International (BGCI www.bgci.org) in which these organizations agreed to distribute PlantSnap to as many people as possible who visit their member-botanic-gardens beginning in November 2019. The member-gardens of these two organizations, number over 1200 total around the world, receive over 700 million visitors per year combined.

Historically, PlantSnap has obtained users through marketing using Facebook and Google and Apple SearchAds at a cost of roughly $0.55 CPI (Cost per install) per user on average across our 37 languages. We pay this money up front for the install to the ad companies and then HOPE that the person will use the app and generate revenue for us.

Now, when our garden distribution deals begin, every install at the garden is a FREE install for PlantSnap in terms of upfront costs...we do not pay one dime for an install unless the person uses the app and generates revenue. When they do, we then pay 10% of the profits generated by those users to the gardens after we collect it. This will result in savings to PlantSnap of tens of millions of dollars a year in marketing costs. Furthermore, people paying $10 to $20 to walk into a botanical garden to look at plants and flowers are the PERFECT target market for PlantSnap. They will use the app inside the garden, then continue to use PlantSnap to varying degrees for years to come.

Finally, we have completed MushroomSnap Freemium in both Android and iOS. It is waiting to be launched until we get the required funding to hire a team to run this app. We intend to release MushroomSnap in all 37 languages this Fall with the proceeds from this StartEngine offering.

The Team

Officers and Directors

Name: Eric Ralls

Eric Ralls's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO/President/Chairman/Treasurer/Secretary
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Runs the day to day operations of the company

Other business experience in the past three years:

- **Employer:** Earth.com
  Title: Founder/CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Runs the day to day operations of the company

Name: Dan Johnson

Dan Johnson's current primary role is with DEJ LLC. Dan Johnson currently services 60+ hours per week working at DEJ LLC, 5 hours per week for PlantSnap, Inc. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Is a member of the board

Other business experience in the past three years:

- **Employer:** UnTethered Technology, LLC
  Title: CEO
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Runs the company and makes big decisions for the company

Other business experience in the past three years:

- **Employer:** Ultra Sport Products
  Title: CEO
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Chief operating officer

Other business experience in the past three years:

- **Employer:** DEJ LLC
  Title: CEO

Dates of Service: January 01, 2015 - Present
Responsibilities: Dan is the owner of this investment company. He currently has investments in 19 companies, and his full-time job is managing those investments.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Company uses cash based accounting financials are on a lag, incomplete, and not reliable or wholly reflective of company's financial performance or financial position. Cash forecasting and budgeting processes are not well established. PlantSnap has current accounts payable liabilities of roughly $750,000. This is not reflected in our financials due to the cash basis accounting method we currently employ. Company has historically been a 1 person operation and has operated without a formal budget. Because of this, The company does not have a budgeting process or a detailed recommendation for use of funds. All of these shortcomings will be addressed with funds from this StartEngine campaign. We have hired an accounting firm to work for us full-time and to implement the following recommendations they made while evaluating our financials and user metrics: Transition to accrual based accounting; Simplify and create better financial processes to produce more useful information; Use best practices on record keep, receipt retention, and supporting expenses and income with 3rd party documentation in Quickbooks on a more frequent basis; Implement AP, payments, and expense management tool like Bill.com; Develop a cash flow model and implement a more rigorous budgeting process; Utilize Cap table management program or software like Carta.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry, or by a larger mobile/internet company. The Company may also enjoy a level of success that allows them to undergo an Initial Public Offering (IPO) at some point in the future. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common B stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

Our patents and other intellectual property could be unenforceable or ineffective. We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of noninfringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. The cost of enforcing our patents could prevent us from enforcing them. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Amazon AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon AWS could harm our reputation and materially negatively impact our financial condition and business.

Patents and Intellectual property

Our patents and other intellectual property could be unenforceable or ineffective. We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of noninfringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. The cost of enforcing our patents could prevent us from enforcing them. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Unproven Market
This is a new and unproven industry. Plant identification apps are relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a plant identification app that generates significant sales, rendering our intellectual property worthless. Most current plant identification apps use crowd-sourcing and are free. It could be very difficult to persuade a large number of the participants in these industries to try something new that incurs a cost.

Credit and Working Capital

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Potential Future Competitors

There are several potential competitors who are better positioned than we are to take the majority of the market. The image recognition industry is booming, and there are big players involved. If Google or Apple or Microsoft chose to use their image recognition technology and focus it on plants as PlantSnap has done, they would be in a much better position to dominate the niche than PlantSnap is.

Control of the Company

The Company's founder has substantial control over all stockholder decisions because he controls a substantial majority of our voting stock. The Class B Common Stock issued in this offering will not dilute our founder's voting control because the Class B Common Stock has no voting rights. Eric Ralls, the Company's founder, controls appropriately 80% of the Company Stock. In addition, the Class B Common Stock issued in this offering will have no voting rights. As a result, subject to special rights granted by Mr. Ralls to other stockholders of the Company, Mr. Ralls has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As the Company's Chief Executive Officer, Mr. Ralls has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, Mr. Ralls owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even controlling stockholders, Mr. Ralls is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.

Key Personnel

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Operating History and Business Model

We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful. We began commercial operations in 2016 and began monetizing PlantSnap in July 2017. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

Platform Security

If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business. Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. If any of these events occur, our or our users' information could be accessed or disclosed improperly. Any incidents where our users' information is accessed without authorization, or is improperly used, or incidents that violate our Terms of Service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business. We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.

Growth Expectations

We could fail to achieve the growth rate we expect even with additional investments. We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the investment financing that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Common B Stock

Holders of Class B Common Stock have no voting rights. As a result, holders of Class B Common Stock will not have any ability to influence stockholder decisions. Class B Common Stockholders, including those purchasing Class B Common Stock in this offering, have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Class A Common Stock. The Company's founder, Eric Ralls, will own a majority of the Class A Common Stock following the offering. This concentrated control eliminates other stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial.

DEJ FLP

Our lead investor, DEJ FLP, currently owns 10% of PlantSnap stock that contains non-dilution rights. We have signed an LOI with DEJ that would see him relinquish these rights and convert his loans into PlantSnap stock. However, if this does not occur, DEJ FLP will be the only future investor, including the founder/CEO Eric Ralls, whose stock holdings are not diluted if PlantSnap has a future capital raise after this StartEngine CF round.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Ralls	711,473	Series A Common Stock	80.21

The Company's Securities

The Company has authorized Series A Common Stock, Series B Common Stock, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 14,919 of Series B Common Stock.

Series A Common Stock

The amount of security authorized is 8,000,000 with a total of 924,441 outstanding.

Voting Rights

Voting Rights In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote.

Material Rights

Dividend Rights

No dividend shall be paid on any shares of Series A Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series A Common Stock issued and outstanding shall be identical in all respects. Except as may otherwise be provided by law, the holders of Series A Common Stock shall have all other rights of a stockholder.

Anti-Dilution Rights for DEJ FLP

Pursuant to Section 5 of that certain Subscription Agreement (the "Subscription Agreement") dated as of April 5, 2017, by and among the Company, Eric Ralls, an individual ("Founder"), and DEJ Family Limited Partnership ("DEJ FLP"), the Company and Founder agreed that (a) the shares of common stock issued to DEJ FLP shall be non-dilutive, and (b) if the Company shall issue, at any time after the date thereof, any capital stock or any securities convertible into capital stock, such issuances shall not dilute the percentage ownership of DEJ FLP. Historically, the parties have satisfied Section 5 of the Subscription Agreement by (i) the Founder redeeming the applicable number of shares common stock back to the Company to cause the ownership of DEJ FLP to be non-diluted, and (ii) the Company to issue the applicable number of common stock to DEJ FLP to cause the ownership of DEJ FLP to be non-diluted. Under this structure, only the ownership percentages of Founder and DEJ FLP are affected by such anti-dilution protection.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

RESTRICTION ON TRANSFER

RIGHT OF FIRST REFUSAL

DRAG-ALONG RIGHTS

NON-COMPETITION

RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

Series B Common Stock

The amount of security authorized is 2,000,000 with a total of 23,558 outstanding.

Voting Rights

Series B Common Stock The Company is authorized to issue up to 2,000,000 shares of Series B Common Stock. There are 23,558 shares of Series B Common Stock currently outstanding. In addition, 3,011 shares of Series B Common Stock are currently committed. The final amount of these shares that will be issued are are subject to change, pending final closing of investment funds. No Voting Rights The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

Material Rights

Dividend Rights

No dividend shall be paid on any shares of Series B Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series B Common Stock issued and outstanding shall be identical in all respects. Each share of Series B Common Stock issued and outstanding shall be identical to each share of Series A Common Stock in all respects other than those listed above. Except as may otherwise be provided by law, the holders of Series B Common Stock shall have all other rights of a stockholder.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders'

Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

RESTRICTION ON TRANSFER

RIGHT OF FIRST REFUSAL

DRAG-ALONG RIGHTS

NON-COMPETITION

RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

SAFE (Simple Agreement for Future Equity)

The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $118,150.00
Maturity Date: January 01, 2030
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: "Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Material Rights

SAFEs

The Company conducted a crowdfunding campaign through www.wefunder.com where $118,150 of SAFE (Simple Agreement for Future Equity (the "SAFEs") was sold to 361 investors (the "Investors"). The SAFEs have not yet converted into shares of capital stock of the Company.

Conversion of SAFEs

If there is an "Equity Financing" before the expiration or termination of the SAFEs, the Company will automatically issue to each Investor a number of shares of "Safe Preferred Stock" equal to the "Purchase Amount" divided by the "Conversion Price." If there is a "Liquidity Event" before the expiration or termination of the SAFEs, each Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," if the Investor fails to select the cash option.

Definitions

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Discount Rate" means 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory' notes.

"Liquidity Event" means a change of control or an initial public offering of the Company.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law: (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Valuation Cap" means $5,000,000.

What it means to be a minority holder

As a minority holder of PlantSnap, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Our lead investor, DEJ FLP, currently owns 10% of PlantSnap stock that contains non-dilution rights. We have signed an LOI with DEJ that would see him relinquish these rights and convert his loans into PlantSnap stock. However, if this does not occur, DEJ FLP will be the only future investor, including the founder/CEO Eric Ralls, whose stock holdings are not diluted if PlantSnap has a future capital raise after this StartEngine CF round.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series B Common Stock
  Type of security sold: Equity
  Final amount sold: $228,286.00
  Number of Securities Sold: 19,019
  Use of proceeds: General working capital
  Date: June 11, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Series B Common Stock
  Type of security sold: Equity
  Final amount sold: $117,107.00
  Number of Securities Sold: 4,539
  Use of proceeds: This offering was for repaying indebtedness, working capital and other general corporate purposes.
  Date: February 22, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Series A Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 833,333
  Use of proceeds: General operating expenses
  Date: March 18, 2017

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $118,150.00
  Use of proceeds: General working capital.
  Date: September 14, 2017
  Offering exemption relied upon: Regulation CF

- Name: Series A Common Stock
  Type of security sold: Equity
  Final amount sold: $61,000.00
  Number of Securities Sold: 10,166
  Use of proceeds: General Working Capital
  Date: October 01, 2017
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $130,000.00
  Use of proceeds: Working capital
  Date: January 10, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

As of 6/30/19 there are four currently outstanding financing agreements by and between DEJ FLP and PlantSnap, together the ("Current Financing Agreements"), as listed below in bold:

a. Credit and Reimbursement Agreement dated August 15, 2017 ("Agreement #1), which has a current principal balance of $670,442.43 and interest accrued to date of approximately $69,588.90.

b. Amended and Restated Royalty Agreement dated May 24, 2018 ("Agreement #2"), with a Purchase Price of $1,000,000, which amended and restated the prior Royalty Agreement dated July 26, 2017, with an original Purchase Price of $250,000.00.

c. Royalty Agreement with an effective date of September 30, 2018 ("Agreement #3"), which consolidated certain (but not all) unpaid balances owed to DEJ FLP under both Agreement #2 above and that certain Amended and Restated Accounts Receivable Loan and Pledge Agreement dated August 9, 2017, for which in consideration of such consolidations, PlantSnap agreed to pay to DEJ FLP the sum of $5,425,126.32 the "Third Unreturned Royalty Amount"; it being understood and agreed, however, that $1,500,000 outstanding under Agreement #2 was not consolidated as part of the Third Unreturned Royalty Amount under Agreement #3 and remains outstanding and payable to DEJ FLP under Agreement #2.

d. Promissory Note dated March 20, 2019 ("Agreement #4"), with a Principal Amount of $2,565,721.45, which when executed, terminated and cancelled any then outstanding obligations of PlantSnap to DEJ FLP under the Amended and Restated Accounts Receivable Loan and Pledge Agreement dated August 9, 2017, which amended and replaced the previous Accounts Receivable Loan and Pledge Agreement dated July 12, 2017.

2. Upon execution of this LOI PlantSnap will begin fundraising efforts as part of a Convertible Note Financing Round, the ("Round"). Initially the Round will be a Fixed Close, requiring a minimum of $600,000.00 in committed funds from accredited investors other than DEJ FLP to trigger the first closing the ("Initial Closing"). For avoidance of doubt, all convertible promissory notes sold in the Round will be subordinate to the remaining outstanding indebtedness owed by the Company to DEJ FLP under subpart 2.a.ii below. Upon the Initial Closing, the Bridge Round shall continue as a rolling close, up to a total of $1,500,000.00. The Parties agree that immediately prior to the Initial Closing the Parties shall execute such definitive documents as required to affect the Restructuring contemplated herein. The parties agree that subject to any tax constraints on DEJ FLP, the Restructuring Definitive Documents are contemplated to include the following provisions:

Consolidation of all principal, interest, royalties, penalties or other amounts owed under the Current Financing Agreements for the single sum of $ 9,213,221.68, ("the Principal Sum"). The Principal Sum shall be restructured in the following manner:

i. $6,101,404.90 of the Principal Sum (that represents outstanding principal, royalties, penalties and other amounts (except accrued interest) under the Current Financing Documents) shall be converted into a newly created class of Preferred Stock at a pre-money valuation of $15,121,754.34 , and post-money valuation of $21,223,159.24 and such Preferred Stock shall represent 28.7% of the fully diluted capitalization of the Company. The Preferred Stock shall have a 1X liquidation preference, standard price, broad based weighted average antidilution protection, pro-rata voting rights with Common Shares, and specified protective provisions. The Preferred Shares may be transferred or sold by DEJ FLP to any unrelated third party, other than a direct competitor to PlantSnap in the mobile app plant identification business, at the sole discretion of DEJ FLP, and will not be subject to any PlantSnap Right-of-First Refusal rights. In addition, the Company shall grant standard information rights and a right of first offer to participate in future equity raises on a pro rata basis to DEJ FLP and shall agree to grant the same registration rights to DEJ FLP as may be granted to any future investors. DEJ FLP shall be entitled to designate one representative to serve on the Board of Directors and shall also have approval over the sale of the Company under a standard drag-along provision. Eric Ralls will also execute a standard Right of First Refusal and Co-Sale Agreement in favor of DEJ FLP.

ii. $740,031.33 of the Principal Sum (which represents the total amount or principal and accrued interest outstanding under Agreement #1 herein above) into a promissory note with a six (6) month term, bearing annual interest at the rate of 8%, the ("First Note") after June 30, 2019. The Principal and Interest shall be due in full upon the maturity date of the First Note. The First Note will be secured by a security interest (to be perfected by the filing of UCC financing statements with appropriate state authorities as well as with the PTO) on all assets of the Company ("Collateral"). In the event PlantSnap is unable to pay the First Note in full when due, the Company shall have a three-month period to cure such default before DEJ FLP can exercise its right to foreclose on the Collateral.

iii. $ 2,371,785.45 of the Principal Sum (which represents all accrued interest outstanding under Agreements #2, #3 and #4 herein above) and all hereafter accruing interest on Agreements #2, #3 and #4 shall be forgiven and without further force or effect.

b. DEJ FLP currently holds certain non-dilution rights pertaining to 10% of current outstanding shares held by DEJ FLP as granted under the Subscription Agreement between PlantSnap and DEJ FLP dated April 5, 2017. Immediately following the debt restructuring set forth in part 2.a above, these DEJ FLP "non-dilutable shares" will be converted into Class A Common Shares at a conversion rate of 1.5 Common Shares per 1 share of current "non-dilutable shares".

Historical results and cash flows:

All of the "heavy lifting" is over, so we do not anticipate any more major cash expenditures that we did in 2018, such as translating PlantSnap into 37 languages and adding 300,000 more plants into the database. We may add a few more languages, but not many. There are not many more plants that we could add to the database because we now have almost all known plants on Earth in the database, and MushroomSnap is complete and waiting on us to have the resources to hire more staff to support this new app we are adding to the company. Marketing expenses will decrease dramatically moving forward thanks to our distribution partnerships with APGA and BGCI botanic gardens. If we can convert merely 10% of their visitors into PlantSnap users, that will add 70 million new PlantSnappers at zero up-front cost to the company

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We use NationsInterbanc as our factoring company to receive advances on earned revenue. Other than Nationsinterbanc for factoring our receivables, we currently have no other capital resources available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Factoring helps tremendously with cash flow, but it is not critical to the operation of the company. We do not have other funds or capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds raised from this StartEngine campaign will allow us to achieve our growth objectives much more quickly. StartEngine funds are critical to the near term success of PlantSnap.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

PlantSnap is currently break-even or turning a small profit every month. We can operate indefinitely without raising StartEngine funds. Our current monthly operating expenses are roughly $125,000. If we raise the minimum, we will be able to operate PlantSnap for a minimum of 4 months. This is based on our current revenue stream vs. expenses. We have multiple partnerships that begin in Q4 2019, which are mentioned throughout this offering, so it is highly likely that those partnerships will bring us to permanent profitability

How long will you be able to operate the company if you raise your maximum funding goal?

PlantSnap is currently break-even or turning a small profit every month. We can operate indefinitely without raising StartEngine funds. Our current monthly operating expenses are roughly $125,000. If we raise the maximum goal, PlantSnap will be able to operate indefinitely. We believe that we can operate for 2-3 years minimum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not anticipate having to raise future funding beyond our StartEngine offerings.

Indebtedness

- **Creditor:** DLP, LLC
  Amount Owed: $6,864,977.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2021
  We signed a Letter of Intent with the lender to convert this loan into Common A stock.

- **Creditor:** Accounts Payable
  Amount Owed: $164,324.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** DEJ, LLC
  Amount Owed: $304,870.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019
  This interest debt is included in the conversion to Common A stock for the lender in the terms of our LOI.

- **Creditor:** DEJ LLC
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** SAFE obligation
  Amount Owed: $118,250.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  These SAFE notes are from a Reg CF campaign and convert to stock at the time the company sells or engages in an IPO.

- **Creditor:** DEJ, LLC
  Amount Owed: $233,147.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Deferred revenue
  Amount Owed: $971,839.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** DEJ Family Limited Partnership
  Names of 20% owners: None are 20% owners
  Relationship to Company: DEJ was the first investor in PlantSnap, Inc. and owns 10% of the stock in the company. We also have an LOI with DEJ which would convert his loans into ownership of 39% of the stock in PlantSnap, Inc.
  Nature / amount of interest in the transaction: DEJ provided loans, both short-term and long-term, for operating capital, cash flow, marketing, and expansion of PlantSnap, Inc.
  Material Terms: Consolidation of all principal, interest, royalties, penalties or other amounts owed under the Current Financing Agreements for the single sum of $ 9,213,221.68, ("the Principal Sum"). The Principal Sum shall be restructured in the following manner: i. $6,101,404.90 of the Principal Sum (that represents outstanding principal, royalties, penalties and other amounts (except accrued interest) under the Current Financing Documents) shall be converted into a newly created class of Preferred Stock at a pre-money valuation of $15,121,754.34 , and post-money valuation of $21,223,159.24 and such Preferred Stock shall represent 28.7% of the fully diluted capitalization of the Company. The Preferred Stock shall have a 1X liquidation preference, standard price, broad based weighted average antidilution protection, pro-rata voting rights with Common Shares, and specified protective provisions. The Preferred Shares may be transferred or sold by DEJ FLP to any unrelated third party, other than a direct competitor to PlantSnap in the mobile app plant identification business, at the sole discretion {00196852;9} 3 of DEJ FLP, and will not be subject to any PlantSnap Right-of-First Refusal rights. In addition, the Company shall grant standard information rights and a right of first offer to participate in future equity raises on a pro rata basis to DEJ FLP and shall agree to grant the same registration rights to DEJ FLP as may be granted to any future investors. DEJ FLP shall be entitled to designate one representative to serve on the Board of Directors and shall also have approval over the sale of the Company under a standard drag-along provision. Eric Ralls will also execute a standard Right of First Refusal and Co-Sale Agreement in favor of DEJ FLP. ii. $740,031.33 of the Principal Sum (which represents the total amount or principal and accrued interest outstanding under Agreement #1 herein above) into a promissory note with a six (6) month term, bearing annual interest at the rate of 8%, the ("First Note") after June 30, 2019. The Principal and Interest shall be due in full upon the maturity date of the First Note. The First Note will be secured by a security interest (to be perfected by the filing of UCC financing statements with appropriate state authorities as well as with the PTO) on all assets of the Company ("Collateral"). In the event PlantSnap is unable to pay the First Note in full when due, the Company shall have a three-month period to cure such default before DEJ FLP can exercise its right to foreclose on the Collateral. iii. $ 2,371,785.45 of the Principal Sum (which represents all accrued interest

outstanding under Agreements #2, #3 and #4 herein above) and all hereafter accruing interest on Agreements #2, #3 and #4 shall be forgiven and without further force or effect.

- **Name of Entity:** DEJ - Accounts receivable loan payable
  Names of 20% owners: none own 20% or more
  Relationship to Company: First investor of the company and largest shareholder and lender
  Nature / amount of interest in the transaction: 2,020,221
  Material Terms: Accounts receivable loan payable that was extended to allow for the company to build a new app, PlantSnap iOS freemium, and for marketing and cash flow assistance during this dramatic shift in our business plan to a recurring revenue plan.

- **Name of Entity:** DEJ LLC
  Names of 20% owners: they do not own more than 20%
  Relationship to Company: largest shareholder and secured corporate lender
  Nature / amount of interest in the transaction: Credit reimbursement agreement for 233,147
  Material Terms: DEJ loaned PlantSnap the use of its Amex card. This amount is to be repaid with 16% interest within 12 months.

- **Name of Entity:** DEJ LLC
  Names of 20% owners: they do not own more than 20%
  Relationship to Company: largest shareholder, secured lender
  Nature / amount of interest in the transaction: Royalty Note Payable, net of unaccreted premium 4,611,609
  Material Terms: This is a loan that was to be repaid with 50 cents of each app sale. Since we have moved to a freemium model and no longer a one-time paid app fee, this royalty agreement is being rolled into a normal loan payable that will be converted to stock under the aforementioned LOI

- **Name of Entity:** DEJ LLC
  Names of 20% owners: does not own more than 20%
  Relationship to Company: largest shareholder, secured lender
  Nature / amount of interest in the transaction: Convertible note payable 2017 for 10,000
  Material Terms: this was repaid in full

- **Name of Entity:** DEJ LLC
  Names of 20% owners: does not own over 20%
  Relationship to Company: largest shareholder and secured lender
  Nature / amount of interest in the transaction: Convertible note payable 70,000
  Material Terms: loan paid in full

Valuation

Pre-Money Valuation: $33,995,244.14

Valuation Details:

We have not undertaken any professional efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company's Board of Directors as to what would be fair market value.

Our last crowdfund offering conducted on StartEngine.com was at a $24.5 million valuation in February 2018, launched before the PlantSnap application was generating significant revenue or installs and had little investor interest at that time.

The price per share in this offering is calculated based off of all capital stock issued and outstanding as of the commencement of this offering. *Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering, and does not include any shares issuable under SAFEs, convertible promissory notes or other convertible securities outstanding as of the commencement of this offering.

Here is a list of our accomplishments since closing our last funding round, which happened to be with StartEngine in February 2018:

• Built and launched 2 new PlantSnap apps – Android freemium (July 2018) and iOS Freemium (March 2019)

• Ended 2018 as top 5 paid app in entire App Store; promoted on Apple stage last week (September 10, 2019 – see screenshot on campaign page of PlantSnap displayed on a 20-foot digital screen hovering over the Apple stage)

• Added over 500,000 more plants in database

• Translated all 4 apps into 37 languages

• PlantSnap is now used daily in over 200 countries -- https://www.plantsnap.com/explore-map/

• Surpassed 30 million+ installs in September 2019

• Generated $5 million+ in revenue since February 2018

• PlantSnap 3.0 with Social Media features now in an area of the app called PlantSnappers, launched September 23, 2019

• Distribution deals with APGA (publicgardens.org) and BGCI (BGCI.org) to distribute plantsnap for free to 700 million people worldwide

• Api licensing deal near completion with one of the largest apps in the world, which has over 500 million monthly active users

- Organic growth averaging 750,000 new installs per month

- MushroomSnap completed, both iOS and Android, and waiting to be released

- PlantCatch 75% complete InsectSnap in production

Use of Proceeds

If we raise the Target Offering Amount of $9,969.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  78.5%
  Now that we have switched to the freemium model, our revenue cycle is now 90-120 days as opposed to 30 days as a paid app. The money raised will help offset this cashflow shortfall. Our goal is to no longer have to factor invoices, and raising the full amount of funds with this campaign should allow us to stop factoring.

- *Company Employment*
  18.0%
  We need to hire a sales team to help us sell direct ad campaigns inside the app to increase our ad revenue. PlantSnap currently serves over 200 million ad requests per month. We also plan to hire a full-time growth marketer.

If we raise the over allotment amount of $534,995.34, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  63.5%
  PlantSnap needs to hire 3 people in sales and 7 new developers along with the full-time growth marketer. Our goal is to build more nature identification apps so the developers and sales team will be key in achieving these goals.

- *Working Capital*
  33.0%
  Now that we have switched to the freemium model, our revenue cycle is now 90-120 days as opposed to 30 days as a paid app. The money raised will help offset this cashflow shortfall. Our goal is to no longer have to factor invoices, and raising the full amount of funds with this campaign should allow us to stop factoring.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.plantsnap.com (https://www.plantsnap.com/annual-report/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plantsnap-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PlantSnap, Inc.

[See attached]

PlantSnap Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2018 and 2017

PlantSnap Inc.

TABLE OF CONTENTS



To the Board of Directors
PlantSnap Inc.
Telluride, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of PlantSnap Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 10, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PLANTSNAP INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

		2018		2017
ASSETS				
Current Assets:				
Cash and cash equivalents	$	360,234	$	16,277
Accounts receivable		59,137		153,458
Funds held in escrow		-		9,116
Due from related party		96,323		95,238
Total Current Assets		515,694		274,089
TOTAL ASSETS	$	515,694	$	274,089
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	164,324	$	33,110
Licensing agreement payable - related party		681,862		381,862
Accrued interest payable		304,870		76,449
Deferred revenue		971,839		296,384
Due to related party		10,000		174,514
Accounts receivable loan payable - related party		2,020,221		726,494
Credit reimbursement agreement - related party		233,147		282,325
Royalty Note Payable, net of unaccreted premium - related party		4,611,609		304,110
Convertible note payable		-		10,000
Convertible note payable - related party		-		70,000
Total Current Liabilities		8,997,872		2,355,248
Long-term Liabilities:				
SAFE obligation		118,250		118,250
Total Liabilities		9,116,122		2,473,498
Stockholders' Equity/(Deficit):				
Series A Common Stock, $0.0001 par, 8,000,000 shares authorized, 924,441 and 887,013 shares issued and outstanding, respectively.		92		88
Series B Common Stock, $0.0001 par, 2,000,000 shares authorized, 22,894 and 0 shares issued and outstanding, respectively.		2		-
Additional paid-in capital		615,807		226,320
Accumulated deficit		(9,216,329)		(2,425,817)
Total Stockholders' Equity/(Deficit)		(8,600,428)		(2,199,409)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	515,694	$	274,089

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

		2018		2017
Net revenues	$	2,173,483	$	191,668
Cost of net revenues		(2,624,941)		(825,122)
Gross profit/(loss)		(451,458)		(633,454)
Operating Expenses:				
General and administrative		490,236		182,324
Sales and marketing		4,343,703		948,513
Research and development		-		184,687
Total Operating Expenses		4,833,939		1,315,524
Loss from operations		(5,285,397)		(1,948,978)
Other Income/(Expense):				
Interest expense		(1,505,115)		(207,001)
Total Other Income/(Expense)		(1,505,115)		(207,001)
Net Loss	$	(6,790,512)	$	(2,155,979)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

| | Common Stock - Nevada Corporation | | Common Stock - Delaware Corporation | | | | | | |
| | | | Series A Common Stock | | Series B Common Stock | | | | |
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at January 1, 2017	750,000	$ 750	-	$ -	-	$ -	$ 250	$ (269,838)	$ (268,838)
Issuance of common stock to investors	93,499	93	-	-	-	-	160,907	-	161,000
Forfeiture of common stock	(10,166)	(10)	-	-	-	-	10	-	-
Conversion to Delaware corporation	(833,333)	(833)	833,333	83	-	-	750	-	-
Conversion of notes payable	-	-	53,680	5	-	-	64,403	-	64,408
Net loss	-	-	-	-	-	-	-	(2,155,979)	(2,155,979)
Balance at December 31, 2017	-	-	887,013	88	-	-	226,320	(2,425,817)	(2,199,409)
Issuance of common stock - Reg CF	-	-	-	-	22,894	2	335,965	-	335,967
Conversion of notes payable	-	-	37,428	4	-	-	102,901	-	102,905
Offering costs	-	-	-	-	-	-	(49,379)	-	(49,379)
Net loss	-	-	-	-	-	-	-	(6,790,512)	(6,790,512)
Balance at December 31, 2018	-	$ -	924,441	$ 92	22,894	$ 2	$ 615,807	$ (9,216,329)	$ (8,600,428)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (6,790,512)	$ (2,155,979)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion of loan premium	529,700	54,110
Changes in operating assets and liabilities:		
(Increase)/ Decrease in accounts receivable	94,321	(153,458)
Increase/ (Decrease) in accounts payable and accrued expenses	131,212	23,109
Increase/ (Decrease) in licensing agreement payable -related party	300,000	381,862
Increase/ (Decrease) in accrued interest payable	545,763	84,382
Increase/ (Decrease) in deferred revenue	675,455	270,681
Net Cash Used in Operating Activities	(4,514,061)	(1,495,293)
Cash Flows from Investing Activities		
Loans to related party	(1,085)	(16,379)
Net Cash Used in Investing Activities	(1,085)	(16,379)
Cash Flows from Financing Activities		
Repayments of related party advances	(164,514)	(31,493)
Proceeds from issuance of convertible notes payable	-	25,000
Proceeds from issuance of SAFE obligations	9,116	109,134
Proceeds from related party accounts receivable loan payable	6,338,235	850,073
Repayments of related party accounts receivable loan payable	(1,913,206)	(123,579)
Proceeds from related party royalty note payable	1,000,000	215,562
Repayment of related party royalty note payable	(647,938)	-
Draws/(repayments) on related party credit reimbursement agreement, net	(49,178)	282,325
Proceeds from issuance of promissory notes	121,250	95,000
Repayments on promissory notes	(121,250)	(65,000)
Proceeds from issuance of common stock	335,967	161,000
Offering cost	(49,379)	-
Net Cash Provided by Financing Activities	4,859,103	1,518,022
Net Change In Cash	343,957	6,350
Cash at Beginning of Period	16,277	9,927
Cash at End of Period	$ 360,234	$ 16,277
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 429,652	$ 68,509
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of convertible notes payable to common stock	$ 102,905	$ 64,408
Conversion of accounts receivable notes payable to royalty notes payable	$ 3,425,739	$ -
Conversion of related party promissory note to royalty notes payable	$ -	$ 34,438

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

PlantSnap Inc. (the "Company"), is a corporation organized June 16, 2016 under the laws of Nevada. On October 19, 2017, the Company was converted into a Delaware corporation. The Company offers a plant identification app for mobile devices which identify over 200,000 types of plants worldwide and gather data from users that can be used for education, gaming, safety, gardening, landscaping and others.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents exceeded FDIC insured limits by $110,234 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $59,137 and $153,458, respectively and no allowance against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2018 and 2017, the Company held no property or equipment.

Software Development Costs

The Company applies the principles of ASC 985-20 Software – Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 985-20). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of goods sold. Costs that cannot be supported as related to a specific project's development and incurred after the Company launched is application are charged to costs of goods sold under the presumption they are related to ongoing maintenance and enhancements to the application. To date, no costs have been capitalized.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company earns revenues through the sale of its application to customers through Apple and Google. Sales are recorded net of returns and chargebacks. Sales are made either as a one-time payment for lifetime use, annual subscriptions, or monthly subscriptions.

- One-time payments for lifetime use are recognized ratably over the estimated customer lifetime. For the years ended December 31, 2018 and 2017, the Company estimated this to be a 12-month service period based on its best estimate of its customers' use patterns. The unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Annual subscriptions are recognized ratably over the 12-month service period, with the unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Monthly subscriptions are recognized to revenues in the month the service is provided.

Cost of Goods Sold

Apple and Google charge the Company a distribution fee for the sale of its product. Revenues are recorded gross of these fees and the fees are recorded to cost of goods sold. Cost of goods sold also includes application maintenance and development costs, server and web hosting costs, and foreign taxes.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 and $184,687 for the years ended December 31, 2018 and 2017, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising, sales, and marketing was $4,343,703 and $948,513 for the years ended December 31, 2018 and 2017, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $4,569,395 and $1,138,980 as of December 31, 2018 and 2017, respectively. The Company pays Federal and Colorado income taxes at rates of approximately 21% and 4.6%, respectively, and has used an effective blended rate of 24.7% to derive net tax assets of $943,112 and $478,441 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards, development costs capitalized for tax purposes, various differences due to taxes being filed on the cash basis, non-cash interest expense, and other temporary book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $9,216,329 as of December 31, 2018, had negative cash flows from operations of $4,514,061 for the year ended December 31, 2018, incurred a net loss of $6,790,512 for the year ended December 31, 2018, and lacks liquid assets to satisfy its obligations as they come due with just $360,234 of cash and a working capital deficit of $8,482,178 as of December 31, 2018. The Company has obligations due in 2019 it will be unable to satisfy from operating cash flows or other financing arrangements unless it is able to renegotiate with its existing lender.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to renegotiate its existing debt obligations, as well as produce revenues and obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to renegotiate its existing debts, continue to generate revenues, and raise capital as feasible to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

Convertible Notes Payable

During 2016 and 2017, the Company issued convertible promissory notes to related parties and outside investors. Total proceeds from these convertible notes for the years ended December 31, 2017 and 2016 were $25,000 and $105,000, respectively. The notes bear interest at 12% per annum and require payment of principal and interest upon maturity, which was December 31, 2017 for $50,000 of the notes and December 31, 2018 for $80,000 of the notes. The notes are convertible into the Company's common stock at the holders' elections upon a sale of the Company or at maturity. The conversion price was the price implied by a pre-money valuation on the Company's fully diluted capitalization (as defined in the note agreements). The pre-money valuation applicable to the conversion was $1,000,000 for $50,000 of the notes and $2,500,000 for $80,000 of the notes. Two notes with total principal of $50,000, together with accrued interest of $14,408, were converted at a $1,000,000 valuation into 53,680 shares of common stock during the year ended December 31, 2017. The remaining notes with total principal of $80,000, together with accrued interest of $22,905, were converted at a $2,500,000 valuation into 37,428 shares of common stock during the year ended December 31, 2018.

The principal balance outstanding at December 31, 2018 and 2017 was $0 and $80,000, respectively. Accrued interest payable at December 31, 2018 and 2017 was $0 and $12,706, respectively. Interest expense on these notes for the years ended December 31, 2018 and 2017 was $10,200 and $16,200, respectively.

Royalty Notes Payable - 1

In July 2017, the Company entered into a royalty loan agreement with a related party. The Company received a cash payment of $178,615, had expenses paid on its behalf of $36,947, and was relieved of its obligations on a $30,000 note payable, together accrued interest of $4,438, for total consideration received of $250,000. The note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $375,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in September 2018. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 375,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $125,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $70,890 and $54,110 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2017, the Company incurred interest expense of $29,088 on this loan. The principal balance outstanding amounted to $375,000 as of December 31, 2017, which is presented net of the unaccreted premium of $70,890 for a carrying balance of $304,110. Total interest expense recognized on the note for the year ended December 31, 2017 was $83,198. The accrued interest payable on the note as of December 31, 2017 was $2,088.

During the year ended December 31, 2018, the Company incurred interest expense of $34,142 on this obligation. The Company recognized $70,890 of interest expense related to the accretion of the premium, resulting in total interest charges of $105,032 for the year ended December 31, 2018. The remaining balance on this note of $13,265 was converted during 2018 into a 2018 consolidation loan agreement discussed below with the same party, which terminated this agreement.

Royalty Notes Payable - 2

In May 2018, the royalty agreement discussed above was amended and restated under a new agreement with the related party to combine its obligations with a new agreement. The Company received a cash payment of $1,000,000 ("Purchase Price"). The new note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $1,500,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in May 2019. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $500,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $302,740 and $0 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company incurred interest expense of $130,256 on this loan. The Company recognized $302,740 of interest expense related to the accretion of the premium, resulting in total interest charges of $432,996 for the year ended December 31, 2018. In September 2018, the Company consolidated various loans into a new loan agreement, which included consolidation of $177,746 of the balances due on this obligation. The principal outstanding at December 31, 2018 was $1,036,049, which is presented net of the unaccreted premium of $197,260, for a carrying balance of $838,789 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $10,900.

Credit Reimbursement Agreement

During 2017, the Company entered into a credit reimbursement agreement with a related party. Under the agreement, the Company received the right to use a credit card in the related party's company's name. The Company is charged a 16% interest rate from the date of any purchases using this credit card. The Company is required to make repayment on any borrowings under this arrangement, together with interest, within 5 days of receiving the monthly statement from the related party company, but in no case more than 120 days. The credit card has a credit limit of $650,000. The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The agreement remains in effect until terminated by either party.

As of December 31, 2018 and 2017, the balance due under this arrangement was $233,147 and $282,325, respectively. Interest expense of $53,266 and $18,822 was recorded on this obligation for the years ended December 31, 2018 and 2017, respectively.

Accounts Receivable Loan Payable

During 2017, the Company entered into an accounts receivable loan agreement with a related party. Under this agreement, the Company is allowed to borrow monthly from the related party an amount equal to its net sales for the prior month. The amounts are required to be repaid when the amounts are collected from the Company's customers, or within 120 days of the loan date. All borrowings under this arrangement are subject to a 2.5% commission on the loaned amount, which generally translates to approximately a 30% annualized interest rate.

The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The loan is also collateralized by the Company's accounts receivables. The agreement remains in effect until terminated by either party.

The Company drew upon this obligation, borrowing $850,073 and making repayments of $123,579 through December 31, 2017. The balance due as of December 31, 2017 was $726,494. Interest expense incurred on this obligation for the year ended December 31, 2017 was $83,463. Accrued interest on this obligation as of December 31, 2017 was $61,655.

The balances due under this agreement as of September 30, 2018 were consolidated under 2018 consolidation loan effective September 30, 2018. The total balance outstanding under this agreement at the time of conversion was $3,131,302 of principal and $294,437 of accrued interest, which was converted to the 2018 consolidation loan in the combined total of $3,425,739.

Subsequent to the September 30, 2018 consolidation, the Company continued to draw upon this obligation, borrowing $2,156,443 and making repayments of $136,221 through December 31, 2018. The balance due as of December 31, 2018 was $2,020,221.

Interest expense incurred on this obligation for the year ended December 31, 2018 was $459,898. Accrued interest on this obligation as of December 31, 2018 was $76,965.

Royalty Note Payable - 3 (2018 Consolidation Loan)

In September 2018, the Company entered into an agreement with the related party to combine its obligations under a new agreement. The lender terminated $13,265 due under Royalty Note Payable – 1, $177,746 due under Royalty Note Payable – 2, $3,131,302 of principal due under the Accounts Receivable Loan Payable, and $294,437 of accrued interest due under the Accounts Receivable Loan Payable for a total of $3,616,750 in existing obligations consolidated under this agreement ("Purchase Price"). The new note requires monthly royalty payments equal to $0.50 per $3.95 of product sales over a term of September 30, 2018 until August 31, 2021, or until a total of $5,425,126 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in August 2021. Royalty payments commence once the remaining obligations under Royalty Note Payable - 2 are satisfied. The agreement also calls for 16% interest (default rate of 21%) to be paid monthly on the unreturned portion of the total royalty payments. The loan is secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO. The loan contains a covenant requiring the lender's approval for any change to the corporate structure, existence, or name.

As there is a repayment premium of $1,808,376 resulting from the debts consolidated (Purchase Price) and the repayment obliged, the Company recorded this premium to the note balance and accretes such against the note balance and interest expense over the life of the loan. $156,070 and $0 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company made no payments on this loan and incurred interest expense of $217,005. The Company recognized $156,070 of interest expense related to the accretion of the premium, resulting in total interest charges of $373,075 for the year ended December 31, 2018. The principal outstanding at December 31, 2018 was $5,425,126, which is presented net of the unaccreted premium of $1,652,306, for a carrying balance of $3,772,820 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $217,005.

SAFE Agreements

During the year ended December 31, 2017, the Company conducted an offering of Simple Agreements for Future Equity under Regulation Crowdfunding and issued $118,250 of SAFE agreements.

The SAFE agreements convert into the Company's equity if and upon a future equity financing event. The conversion price is the lesser of the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the offering or a 20% discount to the pricing in the triggering equity financing event. The SAFE instruments do not have a maturity or termination date. SAFE holders have liquidation preferences in a dissolution event providing repayment of the investors' purchase amounts. If there is a liquidity event, the SAFE instruments are either repaid at the purchase amount or are converted into the number of shares of common stock determined by dividing the purchase amount by the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the liquidity event, at the holders' elections. The SAFE agreements are subject to a repurchase at the greater of the purchase amount or the fair value of the Company at the time of the repurchase.

Broker fees of $4,730 were incurred in conjunction with this offering, which were expensed to interest expense in the year ended December 31, 2017 as the maturity is indeterminable.

Promissory Note

During 2017, the Company entered into a $65,000 promissory note with a related party, bearing interest at 9% per annum and due and payable after a 90-day term. The loan was repaid during 2017 resulting in a $0 balance at December 31, 2017. Interest expense of $1,462 was recorded on this note for the year ended December 31, 2017. The Company's CEO pledged 100,000 shares of common stock as collateral on this obligation.

Short-Term Loan

During 2018, the Company entered into a $121,250 promissory note, bearing interest at an effective rate of 148% per annum. The loan required weekly payments of $5,733. The loan was repaid during 2018 resulting in a $0 balance at December 31, 2018. Interest expense of $45,000 was recorded on this note for the year ended December 31, 2018.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Nevada Capital Structure

On June 16, 2016, the Company was authorized to issue 1,000,000 shares of $0.001 par value common stock. On April 6, 2017, the Company amended and restated its articles of incorporation, increasing the authorized capital to 10,000,000 shares of $0.001 par value common stock.

2017 Common Stock Issuances

During the year ended December 31, 2017, and prior to the October 2017 conversion to a Delaware corporation, the Company issued 83,333 shares of common stock for $1.20 per share providing proceeds of $100,000 and 10,166 shares of common stock for $6.00 per share providing proceeds of $61,000.

Forfeiture of Common Stock

In October 2017, the Company's CEO forfeited 10,166 shares of common stock.

Conversion to Delaware Corporation

On October 18, 2017, the Company was converted from a Nevada corporation to a Delaware corporation. As of the date of conversion, 833,333 shares of common stock were issued and outstanding. Each share of common stock of the Nevada corporation was converted into one share of Series A Common Stock of the Delaware corporation, resulting in the issuance of 833,333 shares of Series A Common Stock from the Delaware corporation.

As a result of the conversion, the Company amended and restated its articles of incorporation authorizing 10,000,000 shares of common stock with $0.0001 par value. The common stock was divided into two series, designated as Series A Common Stock and Series B Common Stock, respectively. The Company authorized 8,000,000 shares of Series A Common Stock and 2,000,000 shares of Series B Common Stock. Series A and Series B common stockholders have identical rights, with the exception of voting rights, to which Series B stockholders have no voting rights.

Conversion of Notes Payable - 2017

During 2017, the Company issued 53,680 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $64,408 at a conversion price of $1.20 per share.

2018 Regulation Crowdfunding

In 2018, the Company has raised gross proceeds of $335,967 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, where 22,894 shares were issued (18,482 shares at $12.00 per share and 4,412 at $25.88 per share). In conjunction with this offering, the Company incurred offering costs amounting to $49,379.

Conversion of Notes Payable - 2018

During 2018, the Company issued 37,428 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $102,905 at a conversion price of $2.75 per share.

Outstanding Shares

As of December 31, 2018 and 2017, 924,441 and 887,013 shares of Class A Common Stock were issued and outstanding and 22,894 and 0 shares of Class B Common Stock were issued and outstanding, both respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

Licensing Agreement

The Company entered into a licensing agreement for advertising and hosting services with a related party company controlled by the Company's CEO. The agreement requires the Company to pay the related party company $50,000 monthly ($25,000 for advertising services and $25,000 for hosting services) for the term of the agreement, January 2017 through December 2020. Expenses incurred by the Company on this agreement were $600,000 and $600,000 for the years ended December 31, 2018 and 2017, respectively. Cash payments of $300,000 and $218,138 were made on this agreement for the years ended December 31, 2018 and 2017, respectively. The amounts due under this agreement as of December 31, 2018 and 2017 were $681,862 and $381,862, respectively.

Due from Related Party

The Company has paid expenses of its CEO since inception. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $96,323 and $95,238, respectively.

Due to Related Party

The Company was loaned money from a relative of the CEO. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest, except the interest payments made for credit card interest incurred by this party, which totaled $5,151 for the year ended December 31, 2017. The balances due as of December 31, 2018 and 2017 were $0 and $28,690, respectively.

A company controlled by the Company's CEO incurred various development expenses on the Company's behalf. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $0 and $125,824, respectively.

The Company was loaned money from a related party. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $10,000 and $20,000, respectively.

Various Debts

Various debt agreements were entered with related parties, as discussed and identified in Note 4.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Promissory Note – Related Party

In March 2019, the Company entered into a promissory note agreement with a related party to refinance its existing obligations under the Accounts Receivable Loan Agreement ("AR Note") discussed in Note 4. The total amount of principal and accrued interest due and payable under the AR Note at the issuance of this promissory note was $2,565,721. The new loan matures due September 2019, at which time all principal and accrued interest are due and payable. The loan bears interest at 45% per annum. No prepayment is allowed without the lender's approval, and prepayment requires payment of all interest that would have been due if the loan had been outstanding through maturity.

The note agreement requires the issuance of a warrant if the Company defaults on this note. In the case of a default, the Company must issue the lender a warrant for the purchase of 228,245 shares of common stock at an exercise price of $5.00 per share. These warrants issued in September 2019. The warrants are to expire September 1, 2023.

Accounts Payable

Due to cash flow issues, the Company has accumulated unpaid accounts payable during 2019 to date. As of the latest accounting, over $650,000 of accounts payable has accumulated.

Dispute

During 2019, a dispute has arisen over a $51,675 payable between the vendor and the Company. The results of this dispute are not yet determinable.

Short-Term Financing – Related Party

In July 2019, the Company entered into a secured promissory note with a related party for $94,424. The loan bears interest at 45% per annum. The loan is due in October 2019. The loan is secured by a pledge of 100,000 shares of common stock held by the Company's CEO.

Credit Reimbursement Agreement – Related Party

The Company has continued to utilize the credit reimbursement agreement discussed in Note 4, and has accumulated a balance of over $750,000 under this arrangement through the issuance of these financial statements.

Credit Reimbursement Agreement – Related Party

The Company has continued to utilize the credit reimbursement agreement discussed in Note 4, and has accumulated a balance of over $750,000 under this arrangement through the issuance of these financial statements.

Related Party Debt Activity Consolidation

In October 2019, the Company entered into a loan agreement with its related party lender to consolidate its existing debts under its royalty notes payable, accounts receivable loan payable, and related party promissory note. These debts had combined total outstanding principal and accrued interest balances of $9,103,301 as of the October 2019 consolidation. The new loan is for total principal of $9,103,301 and bears interest at 16% per annum. The loan is due upon the earlier of: a) demand by the lender at any time; b) a change in control; or c) liquidation or dissolution of the Company. The loan is secured by essentially all assets of the Company and 750,000 shares of common stock held by the Company's CEO.

Management's Evaluation

Management has evaluated subsequent events through October 10, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



PlantSnap Incorporated

PlantSnap -- where nature and technology live in harmony





⊚ **Website** 📍 **Telluride, CO**	**CONSUMER INTERNET** **E-COMMERCE**

Identify plants, flowers, trees, cacti, succulents and mushrooms in seconds with the click of a button on your mobile device.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$34M** Valuation
Equity Offering Type	**$251.02** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   **Team**   **Terms**   **Updates** [0]   **Comments**   ♡ **Follow**

Reasons to Invest

- $3.6 million in revenue in 2018 -- 1200% growth from 2017

- #5 paid app in the entire Apple iTunes App Store in 2018; 30 million total installs as of September 15, 2019

- Partnered with the American Public Garden Association (APGA) and Botanic Gardens Conservation International (BGCI) to distribute PlantSnap to all of the visitors to their 1200+ botanic gardens around the world, which get a combined 700 million visitors per year





PlantSnap reconnects people with the world around them

It's important for us to understand that we are a part of nature, not apart from it, and that it's our responsibility to protect our world for future generations. So, we created a tool that encourages people to stop and explore the beauty and wonder of the world they live in. We hope to find like-minded individuals to join us on this journey to complete our growing global plant database in a timely manner, and further our goals of stirring up excitement about getting re-acquainted with the great outdoors. By bringing people back to nature and helping them feel like they are an integral part of this amazing planet, together we can help them understand that we are stewards of the Earth, not owners.



PlantSnap can identify **over 90%** of all known plant species on Earth

Ended 2018 as the #5 app on the AppStore

THE PROBLEM

THE PROBLEM

Traditional methods for identifying plants are inconvenient and difficult

Plant identification books are often narrow in scope, expensive, and cumbersome. They are not meant to be kept in your pocket for quick access when you're out in nature. In 2012, CEO and Founder Eric Ralls was at a friend's BBQ when he noticed a large plant with beautiful flowers in the backyard. No one at the party knew what kind of plant it was. He tried describing it in a google search but turned up no helpful results. He sifted through websites with the region's plants, but no luck. He looked for a plant identification app, but none existed. That's when the idea for PlantSnap was born.



THE SOLUTION

PlantSnap uses AI to identify plants with just a picture

PlantSnap not only reconnects people to nature but also creates a database of plants that provides useful information to hobbyists and professionals alike. PlantSnap is **translated into 37 languages** and currently used in **over 200 countries** every day. With over **620,000 plants** now in our database and **32 million installs** so far, PlantSnap has become THE go-to app for gardeners, hikers, landscape designers, teachers, students, foragers, and anyone who enjoys nature. At PlantSnap, we're reigniting interest in the beauty and wonder of nature

that surrounds us every day, while empowering scientists and nature enthusiasts with the technology to catalog and share their discoveries.



OUR TRACTION

10X Year-over-Year revenue growth and 32M downloads are just the beginning

With two successful StartEngine crowdfunding campaigns under our belt and increased accessibility now that our app is available in 37 languages and used in over 200 countries, our user-generated database has grown considerably with an **average of 500,000+ user photos a day** and reached some impressive milestones.

32M+	500k+	10X
—	—	—
Total number of installs	Snaps taken daily	Revenue growth from '17 - '18

To say we finished 2018 strong is an *understatement:*

- **#5 paid app** in the entire Apple iTunes app store with 30 Million total installs
- **$3.6 Million in revenue** (a 10X+ revenue increase from 2017)
- **Partnered with** American Public Garden Association (APGA) **and** Botanic Garden Conservation International (BGCI) to distribute PlantSnap to people who visit their 1200+ botanic gardens around the world, which

people who visit their 1200+ botanic gardens around the world, which receive a combined 700 million+ visitors per year

- **620,000 different plants** and over **250 million images stored** in our database
- **Built and launched 2 new PlantSnap apps** (MushroomSnap completed and waiting to be released, PlantCatch 75% complete and InsectSnap in production)





Secured some incredible partnerships

On top of our existing botanical partnerships, we have also completed our **first major sponsorship campaign with Mrs. Meyers Cleaning Products** for Earth Month in April of this year. Using PlantSnap, people could snap a photo of a plant and discover whether it was endangered or not in real time. If it was, we asked them to take a picture instead of picking the flower. With each purchase of affiliated products, they would plant the endangered purple coneflower in its preservation garden. To date, they've distributed and planted more than **270,000 purple coneflowers.** The campaign was so successful that the agency created this case study and video, which was selected as an entrant in the Cannes Lions International Festival of Creativity.



THE MARKET

We have a large international market for our product and data

The plant and garden market is a $340B per year global industry. For a detailed analysis of the industry, this study highlights plant/garden sales in the US market. Here you can find gardening market reports for dozens of other countries. For comparison, global music sales are roughly $20B per year. There is also a $10B advertising and marketing industry to coincide with our targeted, precise customer base. We are the world's largest geolocated plant database with detailed geolocated customer information that is of increasing value to the market to power sophisticated location-based ad targeting. Through Facebook analytics, we've identified 1.8B potential global users.


$340B
Dollar/Year Global Industry
$10B
Advertising & Marketing
$1.8B
Potential Global Users
Identified through Facebook analytics
Targeted, precise, geolocated, customer database
In comparison, global music sales are $20 billion/year

HOW IT WORKS


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Vinca major
16.09.19
Cashewnut Tree
Anacardium occidentale
16.09.19

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Share your plants



How it Works

- **Take a Photo** - Snap a pic of any plant, flower, tree, cacti, succulent or mushroom and receive results in about 5 seconds. In the wilderness with no internet? No problem! Just save the photo to your phone and analyze with PlantSnap once you have a data connection.
- **Learn and Discover** - Upload, and instantly identify your plant. Learn facts such as where else you can find the plant, its growth habit, its edibility and more.
- **Keep Track of It All** - Compile your discoveries in one place—never forget where you found a plant or what it's called. Be prepared to find all the plants in your area!
- **Be a part of our Global Citizen Science initiative** -- Simply by snapping photos of plants wherever you go, you will play an integral role in this massive, global initiative to map, catalog and evaluate every known plant species on Earth. This data will then be used by scientific organizations and universities around the world to conserve and save plant species, thereby protecting our environment and the global ecosystem.

WHAT WE DO

We're creating and sharing a valuable database of plants on earth

We have a patent-pending training process for a machine learning algorithm used to identify plants with just a photo. When someone performs a simple scan of their surroundings with a phone camera, our new auto-detect technology identifies leaves and flowers in the area. **Our algorithm is roughly 94% accurate for the 620,000+ plants and 250M+ images trained into the algorithm.** It also gathers anonymous data from users that can be used for education, gaming, safety, gardening, landscaping and much more.



THE BUSINESS MODEL

We have both subscription and Ad-Based revenue streams

PlantSnap Pro - Paid App sold for $19.99

Subscriptions - Premium Memberships - monthly, annually subscriptions give PlantSnap a recurring revenue stream

Ad Revenue - Our indirect revenue stream comes from ads in the free version of the app.

- In-app ad campaigns with ad networks, including Google and Facebook, placed through AdMob, average eCPM of $3.95.
- Launched our own ad serving platform for direct advertising campaigns, significant increase in eCPM

Retail and Ecommerce - Largest unmonetized revenue channel

- "GET" button within the App has been developed and implemented but not monetized
- "GET" button driving over 200,000 customers linking to outside ecommerce partners/month


die Katze



PlantSnap was displayed on the Apple stage when they were giving details on the new iPhone 11 Pro.

HOW WE ARE DIFFERENT

Our App provides instantaneous results and no guesswork

Most plant identifying apps can identify no more than 5000 species, at most. They also use crowdsourcing to generate data, which takes time, days or more, and can be a major source of frustration for those looking for quick answers. We've managed to create a system, using auto-detect and augmented reality, that allows you to upload a photo and instantly get detailed information of the snapped plant with no guesswork or human interaction involved. PlantSnap has over 620,000 plants in our searchable database which provides instant results and it is translated into 37 languages. This means that PlantSnap will work in any country on Earth, for 95% of the global population.



PlantSnap is the digital interface to bring people and nature together

We believe technology is the answer. With PlantSnap, we hope to bring people back to nature by putting an application on their phones that will allow them to instantly identify any plant, flower or tree simply by snapping a photo. We want to take this a step further by helping people to reconnect with not only nature but also each other. We are launching PlantSnap 3.0 in late September which will incorporate a social component called PlantSnappers. This will allow people to "Friend" other PlantSnappers around the world, share photos, share gardening tips, etc.

To further this mission, we have a lineup of other developments for PlantSnap in the works:

- **PlantSnap Social - PlantSnappers** launched as part of PlantSnap 3.0 in September 2019
- **MushroomSnap** - development complete, ready for launch
- **PlantCatch** - gamified version of PlantSnap similar to PokemonGo, Spring 2020 Launch
- **InsectSnap** - early stage development, patents, trademarks and copyrights in place



Calling all Plantsnappers! A way to connect and share your findings

The goal of PlantSnappers is to connect you to other plant lovers and plant professionals. Our intention is not to replace other social media platforms but offer one that is only for plants. We hope that PlantSnappers will give you an outlet in which to share your enthusiasm for plants and your love of nature and our environment with like-minded people all over the world!

- **Share your favorite findings and discoveries with friends.** You can share plant photos straight from your camera roll and PlantSnap will automatically identify the plant for you when it posts
- **Comment and interact** with your favorite posts made by your friends
- **Share tips and ask advice** on gardening and plant care
- **Connect with a global community of plant lovers** all over the world who use PlantSnap in over 200 countries



With this database, PlantSnap helps users determine what plants they're looking at, and answer the questions they may have, such as:

- Is it poisonous or medicinal?
- Is it beneficial or intrusive?
- Can this grow in my region?
- How do I care for this plant?

OUR TEAM

Blending a love for technology and a love for nature

for nature

As the founder of RedOrbit and current CEO of both Earth.com and PlantSnap, Eric Ralls has long aspired to merge technology with a love for nature and our planet. Eric is a serial entrepreneur. After graduating from Vanderbilt University with degrees in psychology and Japanese, Eric then attended Thunderbird School for International Management. Seeing the business potential of the internet, Eric then jumped into technology in the early days of the internet boom in 1998, merging the latest innovations with his love for the planet.






Coca-Cola

WHY INVEST

Join us in reconnecting with nature and preserving our home

Investing in PlantSnap is investing in the future of our planet. Reconnecting people to nature is key to them understanding the beauty, wonder, and fragility of our world. Our first major sponsorship campaign with Mrs. Meyers cleaning products for Earth Month was so successful that the ad agency Ogilvy did a case

products for Earth Month was so successful that the ad agency Ogilvy did a case study for it and created a video which was chosen for the Cannes International Festival for Creativity - and this is just the beginning. Together, we can build a bridge to nature that everyone from the everyday nature lover to the lifelong career scientist can use to protect our home.



July 2012

The Inception of Plant Snap!

Our founder, Eric, gets the idea for the app at a backyard BBQ

August 2016

Beta App Launch

With promising initial results, a beta app is built. Building the plant database and further algorithm training commence.

June 2016

The Team Assembles

PlantSnap dream team is formed as Eric hires developers Cosmin Lup and Sajith Madhavan to begin programming work.

February 2018

First Successful StartEngine Campaign Closes

We raised over $250k from over 700 investors at a $10M pre-money valuation.

End of 2017

PlantSnap is Now Global

PlantSnap now recognizes 90% of all plants and trees on the planet...it now works in every country on Earth!

Spring 2016

Machine Learning

Eric reads about a new technology called "deep learning," and with research decides the technology has finally caught up to his concept. Time to get

2018

Partnered with APGA and BGCI

Partnered with APGA and BGCI to distribute PlantSnap to their 1200+ botanic gardens around the world, which get a combined 700 million visitors per year

December 2018

Finished 2018 as the #5 paid app in the entire Apple iTunes app store

March 2019

Launched iOS Freemium

The free version of our app became available.

September 2019

PlantSnap Social Launches

A new social element called PlantSnappers will allow people to "Friend" other PlantSnappers around the world, share photos, share

April 2019

MEYER'S
PIC
not
PICK

First Major Sponsorship Campaign

PlantSnap's campaign with Mrs. Meyers was chosen for the Cannes International Festival for Creativity

September 2019

Surpassed 30 Million Installs

PlantSnap is now used in over 200 countries every month

Press

    

   

   

  



SHOW MORE

Meet Our Team

Eric Ralls

Founder/CEO/President/Chairman/Treasurer/Secretary

Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap

Eric Ralls continues to work 16 hour days, 10 hours on the weekend, as he has since starting to build PlantSnap in 2016. He still does the jobs of 8-10 people. These include marketing, growth marketing, customer relations, investor relations, product design, product development, onboarding of botanic gardens, algorithm training, website maintenance, app maintenance, comptroller, ad sales, ad network management, brand marketing, business development, to mention a few...





Ivan Iliev
CTO

PlantSnap Inc., CO, USA — CTO

June 2017 - PRESENT

● *Responsible for overall global infrastructure and efficient running of IT operations.*

● *Direct the development and implementation of product strategy and approach.*

● *In charge of hiring and managing development and design team members.*

Eden Tech Labs Ltd., Sofia, Bulgaria — Founder & CEO

April 2016 - PRESENT

● *Responsible for overall management, planning and strategy.*

● *Directing hiring and team*



Derek Davis
CRM



PlantSnap
Development Team



Dan Johnson
Director

March 2017-Present: Director PlantSnap, Inc.

September 2017-present: CEO UnTethered Technology, LLC

September 2017-present: CEO Ultra Sport Products

member development and personal growth.

● *Launched two iOS Apps and one MacOS App, before fully committing to PlantSnap.*

SINI Ltd., Sofia, Bulgaria — COO

January 2009 - September 2017

● *Responsible for multiple construction project management, budgeting and planning.*

● *In charge of all customer and investor relations.*

● *Played a major role in increasing 5x the overall volume of finished projects.*

● *Opened the business to international markets, as well as built an import/export division.*

EDUCATION

Fakultät für deutsche Ingenieur- und Betriebswirtschaftsausbildung (FDIBA), Technical University Sofia — Master of Science (M. Sc.), Mechanical Engineering

September 2008 - June 2010, Sofia

Specialized in Material Science and Welding technologies

Fakultät für deutsche Ingenieur- und Betriebswirtschaftsausbildung (FDIBA), Technical University Sofia — Bachelor of Science (B. Sc.), Mechanical Engineering

September 2004 - June 2008, Sofia

Specialized in Internal Combustion Engines and Automobile manufacturing

A partnership program between the German and Bulgarian governments with a shared curriculum and professors with Technische Universität Karlsruhe, Germany.

National High School in Finance and Business — High School Diploma, Economics and Management

September 2004 - June 2008, Sofia

An Austrian-Bulgarian educational project.

AWARDS

Number 5 Top Paid Apple App Store App for 2018.

OTHER

Fluent in English, German and Russian. Part time business and management lecturer in Vietnam, Russia, Ukraine, Romania and Bulgaria.

Offering Summary

Company	PlantSnap, Inc.
Corporate Address	473.5 WEST COLORADO AVE, Telluride, CO 81435
Offering Minimum	$9,969.08
Offering Maximum	$534,995.34
Minimum Investment Amount (per investor)	$251.02

Terms

Offering Type	Equity
Security Name	Series B Common Stock
Minimum Number of Shares Offered	278
Maximum Number of Shares Offered	14,919
Price per Share	$35.86
Pre-Money Valuation	$33,995,244.14

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Early Bird Perks

Friends Family and Fanatics Early Bird - Invest within first 24 hours and receive 10% bonus shares

Early Bird Bonus - invest in the next 48 hours and receive 5% bonus shares on your investment

Perks*

$250+ Free download of PlantSnap Pro + tree planted in your name

$2500+ Universal Smartphone Camera Lens Kit (+ previous perks)

$5000+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$10,000+ Free advertising campaign on Earth.com (+ previous perks)

$25,000+ Trip to Gardens by the Bay in Singapore -- The Disneyland of Botanical Gardens (+ previous

$25,000+ Trip to Gardens by the Bay in Singapore — The Disneyland of Botanical Gardens (+ previous perks)

$50,000+ Seat on the PlantSnap advisory board (+ previous perks)

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

PlantSnap will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $35.86 / share, you will receive 10 bonus Series B Common Stock, meaning you'll own 110 shares for $3,586.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Eric Ralls:
My name is Eric Ralls and I live in Telluride, Colorado. I think it's important for people to remember that we're all a part of nature. I want people to rediscover the beauty and wonder that's right outside the door, by putting a botanist in their pocket. Thanks to the internet, we can instantly find the answer to any question. How old is Mark Cuban?

Speaker 2:
Mark Cuban is 58.

Eric Ralls:
What's the capital of Texas?

Speaker 2:
Austin is the capital of Texas.

Eric Ralls:
What's the name of this giant tree I'm standing next to? Well, almost any questions. My product is called PlantSnap, an app that identifies plants. Simply take a photo of a plant and PlantSnap tells you what it is in an instant. PlantSnap is changing the game for plant identification using deep learning and artificial intelligence. I came up with the idea for PlantSnap back in 2012. I was at a barbecue at a friend's backyard. There's this big plant with beautiful flowers. It was amazing, so I asked her what it was. She didn't know. It was their own backyard, so I decided to try to figure it out. I went to the computer, typed in the description into Google. That didn't help. Try to find a list of species in the region. That didn't help either. It turned out there was no app for that. That was my Eureka moment.

Eric Ralls:
There had to be an easier way to identify plants. Five years later, PlantSnap isn't the only plant app on the market, but it is the fastest and most accurate. Other apps you use Crowdsourcing. Take a photo, upload it into the cloud, and an expert will get back to you in a few days or even weeks later with their opinion. With PlantSnap, your results are instantaneous with no guesswork involved.

Eric Ralls:
I've been working on PlantSnap for the past five years and at this point I've invested about $150,000 of my own money. I've always been a stubborn, determined, against all odds kind of guy. Just ask my little brother, PlantSnap has been by far the biggest challenge of my life. That includes building five companies from the ground up and spending six years becoming fluent in Japanese. In the beginning, I was told this is impossible. Too many species, a lot of the flowers look the same. Technology just wasn't there yet, but that's exactly why I kept going and never gave up. If it wasn't hard, someone would've done it already. It's a simple concept, incredibly difficult execution, but I've just proven it's not impossible. [foreign language 00:02:25].

PlantSnap 2.0 Full Instructional Script

TRT: 120 sec

Identifying plants and flowers has never been this fun and easy!

Introducing PlantSnap!

Opening the app lands you on the Snap section of PlantSnap

Auto-detection is selected by default

This lets you identify flowers and plants simply by pointing the camera towards the plant and following the guides on the screen

Hold the camera so PlantSnap can detect the plantAuto detection

And click on one of the circles that you see has more of the plant in it.

PlantSnap comes back with the most likely results in just seconds!results

Click on the thumbnails to view more information on the plantDetails of plant

Swipe left or right to view more pictures of the plant

Zoom in on any of the pictures to get a better viewPinch gesture

tap the plus sign to share or download the image

Tap on the link to view the plant's entry on earth.com

There's even a link that takes you to Amazon's plant store if you would like to purchase the plant

Some plants like cacti and non-flowering plants may not be automatically detected. In this case, you can manually snap a photo of the plant using the snap button

Just center the plant in the frame and snap!

You can save any of the results to your My Collection section just by clicking on the save button on each of the thumbnailsBack to results

Not seeing the result you are expecting?

Just scroll to the bottom of the results tab and click more options

This will let you suggest a name for the plant or send the image to our experts for identification

Or decline the results and try again.

For even more fun just tap on PlantSnap's Augmented Reality feature!

Follow instructions on the screen so PlantSnap can bring you exciting info and animations regarding the flowers and plants around you!

Your My Collection section is where you can save entries of plants and flowers and go back to it anytime you wantMy Collection

The Explore section lets you view pictures of plants taken by other PlantSnap users from around your area or from all over the worldExplore Section

Theres also a search function so you can seek out a plant by name from the database of over 585,000 species

Lastly, to get help, view our FAQ's, or contact us just tap on more on the bottom of the screen.

PlantSnap is your awesome new tool FOR identifying and having fun with plants

PlantSnap! Download the app now!

Meyers

Speaker 1:
Every day, more species are being added to the endangered list, but there are some species that have never made the headlines. Plants.

Speaker 1:
Plants play an important role in our lives. And at Mrs. Meyer's, plants inspire everything we do. But one out of five of them are endangered.

Speaker 1:
When we lose a plant species, we risk losing more than that. We also risk losing all the species that depend on them. During International Earth Month, we put the responsibility of preserving rare species in consumers' hands. Introducing Pic Not Pick, a movement to preserve plants with the snap of a photo.

Speaker 1:
For the first time in partnership with one of the most popular plant identification apps,

PlantSnap, people could identify plants and their statuses in real time. Using our app, consumers discovered if a plant was endangered or not and if it was, we asked them to take a picture instead of picking it. The less we pick, the more for all to enjoy. From there, users learned more about the greater role the species plays in its ecosystem. Like the purple coneflower, a flower that's native habitat has been reduced by 99%.

Speaker 1:
From the app, consumers were led to our eCommerce site, where they could support conservation efforts by purchasing one of our hand soaps. With each purchase, Mrs. Meyer's planted the endangered purple coneflower in our preservation garden. To date, we've distributed and planted more than 270,000 flowers, insuring no species time is limited because when we protect plants, we also protect all the species that depend on them.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PLANTSNAP
INC." FILED IN THIS OFFICE ON THE NINETEENTH DAY OF OCTOBER,
A.D. 2017, AT 11:34 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO
THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6582235 8100F
SR# 20176692327

Authentication: 203432799
Date: 10-20-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 10/19/2017
FILED 11:34 AM 10/19/2017
SR 20176692327 - File Number 6582235

CERTIFICATE OF INCORPORATION
OF
PLANTSNAP INC.

I, the undersigned, for purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and hereby certify as follows:

I.

The name of this Corporation is PlantSnap Inc. (the "Corporation").

II.

The address of the Corporation's registered office in the State of Delaware is GKL Registered Agents of DE, Inc. The name of the registered agent of the Corporation at such address is 3500 South DuPont Hwy, Dover, Delaware 19901, County of Kent.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000, of which all 10,000,000 shares shall have a par value of $0.0001 per share, and be designated "Common Stock." The Common Stock shall be divided into two series to be designated "Series A Common Stock" and "Series B Common Stock," respectively. The number of shares of Series A Common Stock the Corporation is authorized to issue is 8,000,000 and the number of shares of Series B Common Stock the Corporation is authorized to issue is 2,000,000.

V.

The Series A Common Stock and Series B Common Stock shall be identical in all respects and shall have equal rights, preferences, privileges and restrictions, except as otherwise stated in this Article V.

A. Voting. In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote. The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

B.   Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects other than those listed above. No dividend shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except as may otherwise be provided by law, the holders of Common Stock shall have all other rights of a stockholder.

VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

VII.

The number of directors of the Corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors or by the stockholders.

VIII.

The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

IX.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

X.

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same exists or as may hereafter be amended and supplemented from time to time, indemnify any and all directors and officers whom it shall have the power to indemnify under said Section 145 from and against any and all of the expenses, liabilities, or other matters referred to or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person. To the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

XI.

The Corporation expressly elects not to be governed by Section 203 of the Delaware Code.

XII.

The incorporator of the Corporation is Eric Ralls, whose address is c/o PlantSnap Inc. P.O. Box 3740, Telluride, CO 81435.

XIII.

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed and that the facts stated therein are true.

Dated: <u> October 18 </u> , 2017

<u>   *Eric Ralls*   </u>
Eric Ralls, Incorporator